

September 20, 2012

<u>Via E-mail</u>
Mr. Roland O. Burns
Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

> **Re: Comstock Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 3, 2012**
> **File No. 001-03262**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-8

Reserve for Future Abandonment Costs, page F-10

1.   Please revise the reconciliation of the beginning and ending balances of your asset retirement obligations to present the changes in estimates separate from the liabilities incurred in the new period from new wells placed in service to comply with the disclosure requirements set forth in FASB ASC 410-20-50-1. In addition, tell us and

disclose the specific factors that resulted in the significant increase in the liability balance during the year ended December 31, 2011.

Form 10-Q for the Quarter Ended June 30, 2012

Financial Statements, page

Note 1 – Summary of Significant Accounting Policies, page 9

Property and Equipment, page 10

2.   We note your disclosure in which you state proved undeveloped gas reserves decreased by 59% from the total proved undeveloped reserves as of December 31, 2011 due to significant price declines. Identify for us the specific proved undeveloped natural gas reserves that were removed, and tell us when these reserves were initially booked. Also, please explain why this material downward revision in reserves did not materially impact your assessment of impairment during the three months ended June 30, 2012.

3.   Send us a schedule which shows, as of December 31, 2009, December 31, 2010 and December 31, 2011, the following:

   •   Total estimated proved undeveloped reserves;

   •   The timing, by year, when the proved undeveloped reserve quantities are planned to be converted to proved developed reserves;

   •   Development costs, by year and in total, expected to be incurred to convert proved undeveloped reserves to proved developed reserves;

   •   A reasonably detailed explanation of the reasons for material changes between years in the quantities of undeveloped reserves expected to be converted to developed reserves and in expected development costs, and;

   •   Actual proved undeveloped reserve quantities converted to proved developed and actual development costs incurred in 2010 and 2011.

For each year presented, indicate when the proved undeveloped natural gas reserves removed during the quarter ended June 30, 2012 were expected to be developed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant